July 31, 2012

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 228 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to BlackRock Flexible Equity Fund (the “Fund”)

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 228 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Fund, formerly known as BlackRock Mid-Cap Value Equity Portfolio.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b). It is proposed that the Amendment become effective on July 31, 2012.

Set forth below are the Trust’s responses to the comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on July 16, 2012, regarding the Trust’s Post-Effective Amendment No. 223 to its Registration Statement filed with the Commission on May 30, 2012 for the purpose of revising the Fund’s prospectus to include the amended investment objective, strategies and risk factors of the Fund and to include information relating to a wholly-owned subsidiary in which the Fund may invest, which will invest primarily in commodity-related instruments. The Staff’s comments are described below and have been summarized to the best of our understanding. We

Sidley Austin (NY) llp is a Delaware limited liability partnership doing business as Sidley Austin llp practicing in affiliation with other Sidley Austin partnerships

July 31, 2012

have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment.

Comment 1: Please state whether BlackRock has mailed a copy of the supplement describing the proposed repurposing of the Fund to all current shareholders. If so, please provide the date that the supplement was sent to Fund shareholders.

Response : On May 30, 2012, BlackRock filed with the Commission pursuant to Rule 497(e) under the Securities Act a supplement to the prospectus of the Fund describing the repurposing of the Fund. BlackRock commenced mailing copies of the supplement to all existing shareholders of the Fund on June 6, 2012.

Comment 2: Will the expenses of the Subsidiary appear in the line item “Other Expenses of the Subsidiary” or will they appear in the line item “Acquired Fund Fees and Expenses” in the fee table? The fee table currently states that there are no expenses of the Subsidiary. Is this correct? Please consider adding a footnote stating that other expenses are based on estimated amounts, if applicable.

Response: The expenses of the Subsidiary will appear in the line item “Other Expenses of the Subsidiary.” The expenses were shown as a dash in the Amendment because such expenses are expected to be less than a basis point for the current fiscal year. A footnote to the “Other Expenses” and “Other Expenses of the Subsidiary” line items has been added to note that such expenses are based on estimated amounts for the current year.

Comment 3: With respect to the Subsidiary, please make the following representations:

a)      Please represent that the adviser of the Subsidiary will have a Section 15 contract with the Subsidiary, or explain why there will not be a Section 15 contract.

b)      Please represent that the board of directors of the Subsidiary will be an independent board of directors that complies with Section 10 of the 1940 Act, or, if not, please explain why the proposed composition of the board of directors of the Subsidiary is appropriate.

c)      Please represent that officers and directors of the Subsidiary will sign the registration statement of the Trust with respect to the Fund.

d)      Please represent that the Subsidiary has designated an agent for the service of process in the United States.

e)      Please represent that the financial statements of the Subsidiary will be presented with, or consolidated with, the financial statements of the Fund.

July 31, 2012

f)      Please represent that the holdings of the Subsidiary will be treated as holdings of the Fund for purposes of investment restrictions and limitations.

g)      Please represent that the assets of the Subsidiary will be subject to the same custody requirements as those of the Fund (e.g., such assets will be subject to Rules 17f-5 and 17f-7).

Response:

(a)      For administrative and other reasons, the Subsidiary will have an advisory contract with BlackRock, but it will not comply with Section 15 of the 1940 Act. The Fund notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between BlackRock and the Trust, on behalf of the Fund.

(b)      The Subsidiary will not have a board of directors that complies with Section 10 of the 1940 Act. However, as disclosed in the Registration Statement, the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. Therefore, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. The Fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the Board of Trustees of the Trust regarding the Subsidiary’s compliance with its policies and procedures. The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Fund. As a result, although the Subsidiary does not have a board of directors that complies with the 1940 Act, the Subsidiary operates subject to the oversight of the Board of Trustees of the Trust.

(c)      The Fund represents that once the Subsidiary has been organized, the appropriate officers and/or directors of the Subsidiary will sign the Registration Statement on behalf of the Subsidiary.

(d)      The Fund represents that once the Subsidiary has been organized, the Subsidiary will designate an agent for the service of process in the United States.

(e)      The Fund represents that, as noted in the Registration Statement, the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.

July 31, 2012

(f)      The Fund represents that, as noted in the Registration Statement, the assets of the Subsidiary are subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund, except that the Subsidiary does not invest in equity securities of commodity-related companies, and may invest without limitation in commodity-linked derivative instruments and investment vehicles, such as exchange traded funds, that exclusively invest in commodities.

(g)      The Fund represents that the assets of the Subsidiary will be subject to the same custody requirements as the assets of the Fund, including Rules 17f-5 and 17f-7.

Comment 4: Under “Fund Overview- Principal Investment Strategies of the Fund” there is a reference to “equity-like securities and instruments.” Please add language stating that the “equity-like securities and instruments” will have economic characteristics similar to equity securities.

Response : The requested change has been made, and the 80% test for the Fund has been modified to read as follows: “Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and equity-like securities and instruments with similar economic characteristics.”

Comment 5: How will derivatives be valued for purposes of the Fund’s 80% test? Will the Fund use the notional amount for swaps? The prospectus also states that the Fund will invest in derivatives, including credit default swaps. Please state whether the Fund intends to be a protection buyer or protection seller with respect to such swaps.

Response: For purposes of calculating compliance with its 80% test (see response to Comment 4), the Fund intends to use the mark to market value of derivatives. The Fund may invest in credit default swaps and generally intends to be a purchaser of protection with respect to such swaps.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

July 31, 2012

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Ben Archibald Aaron Wasserman John A. MacKinnon